Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

March 2022

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated March 23, 2022, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: March 23, 2022	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – March 23, 2022

Aegon announces tender offer for six series of subordinated notes

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (THE UNITED STATES) OR IN OR INTO ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT (SEE “OFFER AND DISTRIBUTION RESTRICTIONS” BELOW).

Aegon N.V. (the Offeror) announces today its invitation to holders of its outstanding subordinated notes as described below (the Notes and each a Series) to tender their Notes for purchase by the Offeror for cash (each such invitation an Offer and, together, the Offers). The Offers are being made on the terms and subject to the conditions contained in the tender offer memorandum dated 23 March 2022 (the Tender Offer Memorandum) prepared by the Offeror, and are subject to the offer restrictions set out herein and as more fully described in the Tender Offer Memorandum.

The full tender offer launch announcement is available from the website of the Offeror at aegon.com, which contains further details about the Offers. The full tender offer launch announcement and the Tender Offer Memorandum are (subject to distribution restrictions) available from the Tender Agent as set out below. Capitalized terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

Rationale for the Offers

The purpose of the Offers is to allow the Offeror to reduce its gross financial leverage following the closing of the sale of its Hungarian business. The Offers are expected to bring the Offeror’s gross financial leverage within the range of EUR 5.0 billion to EUR 5.5 billion, the target that was set to be accomplished by 2023. The Offers will also provide liquidity for investors in the Notes.

Irrespective of the outcome of any Offer, the Offeror intends to continue to consider future optional redemption rights in respect of the Notes that are not tendered and accepted pursuant to the Offers on an economic basis, taking into account the prevailing circumstances at the relevant time including prevailing market conditions, current and future regulatory value, relative funding value of the Notes, rating agency considerations and any regulatory developments.

The Hague – March 23, 2022

Details of the Offers

A summary of certain of the terms of the Offers appears below:

Priority	Notes	ISIN / Common Code	Purchase Price	Target Acceptance Amount*
1	EUR 950,000,000 Perpetual Capital Securities (the 2004 EUR Notes)	NL0000116150 / 019600882	90.00 per cent.	Subject to the order of priority described in the first column of this table, and as otherwise set out in the Tender Offer Memorandum, an aggregate nominal amount of Notes such that the total amount payable for such Notes (converted into Euro Equivalent, where applicable) is up to EUR 375,000,000** (excluding all Accrued Interest Payments in respect of such Notes accepted for purchase)
1	USD 500,000,000 Perpetual Capital Securities (the 2004 USD Notes)	NL0000116168 / 019600971	89.25 per cent.
2	NLG 250,000,000 Perpetual Cumulative Subordinated Bonds 1995 (the 1995 NLG Notes)	NL0000120004 / 5760640	97.25 per cent.
2	NLG 300,000,000 Perpetual Cumulative Subordinated Bonds 1996 (the October 1996 NLG Notes)	NL0000121416 / 6952704	95.00 per cent.
2	NLG 450,000,000 Perpetual Cumulative Subordinated Bonds 1996 (the February 1996 NLG Notes)	NL0000120889 / 6352081	90.00 per cent.
2	EUR 700,000,000 Fixed-to-Floating 4.000 per cent. Subordinated Notes (the NC2024 EUR Notes)	XS1061711575 / 106171157	Based on the sum of the NC2024 EUR Notes Purchase Spread of 125 bps and the 2024 Interpolated Mid-Swap Rate

*	The Offeror reserves the right, in its sole discretion, to increase or decrease the Target Acceptance Amount.
**

The Offeror will pay the Purchase Price and Accrued Interest for (i) the 2004 EUR Notes, the 1995 NLG Notes, the October 1996 NLG Notes, the February 1996 NLG Notes and the NC2024 EUR Notes in euro and (ii) the 2004 USD Notes in US Dollars.

Indicative timing for the Offers

The Offers commence today and the Expiration Deadline shall be 5.00 p.m. on Thursday, 31 March 2022. The Indicative Results will be announced prior to the Pricing Time at or around 11.00 a.m. on Friday, 1 April 2022. The Results and the Pricing will be announced as soon as reasonably practicable after the Pricing Time, with the Settlement Date expected to be Tuesday, 5 April 2022.

BofA Securities Europe SA (Telephone: +33 1 877 01057; Attention: Liability Management Group; Email: DG.LM-EMEA@bofa.com) is acting as Dealer Manager and Lucid Issuer Services Limited (Telephone: +44 (0) 20 7704 0880; Attention: Arlind Bytyqi; Email: aegon@lucid-is.com; Website: https://deals.lucid-is.com/aegon) is acting as Tender Agent.

Noteholders are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the relevant Offer. More information about the Offers could also be found in the tender offer launch announcement published at https://deals.lucid-is.com/aegon.

Disclaimer

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which should be read carefully before any decision is made with respect to any Offer. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the relevant Offer. None of the Offeror, the Dealer Manager or the Tender Agent makes any recommendation whether Noteholders should tender Notes pursuant to any Offer.

The Hague – March 23, 2022

Offer and distribution restrictions

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Manager and the Tender Agent to inform themselves about, and to observe, any such restrictions. Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or a solicitation of an offer to sell the Notes (and tenders of Notes in the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.

About Aegon

Aegon is an integrated, diversified, international financial services group. The company offers investment, protection, and retirement solutions, with a strategic focus on three core markets (the United States, the United Kingdom, and the Netherlands), three growth markets (Spain & Portugal, Brazil, and China), and one global asset manager. Aegon’s purpose of Helping people live their best lives runs through all its activities. As a leading global investor and employer, the company seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com

The Hague – March 23, 2022

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Unexpected delays, difficulties, and expenses in executing against our environmental, climate, diversity and inclusion or other “ESG” targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, safety and health laws;

•	Changes in general economic and/or governmental conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Civil unrest, (geo-) political tensions, military action or other instability in a country or geographic region;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•

Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which we do business may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•

Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•

Consequences of an actual or potential break-up of the European monetary union in whole or in part, or the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•

Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII); and

•

Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

4